SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

APOGENT TECHNOLOGIES INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights

(Title of Class of Securities)

03760A10-1

(CUSIP Number of Class of Securities)

Michael K. Bresson

Executive Vice President – General Counsel and Secretary

Apogent Technologies Inc.

30 Penhallow Street

Portsmouth, New Hampshire 03801

(603) 433-6131

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Bruce C. Davidson

Joseph D. Masterson

Quarles & Brady LLP

411 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 277-5000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
$262,500,000	$21,236.25

*      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the maximum tender offer price of $17.50 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,236.25	Filing Party: Apogent Technologies Inc.

Form or Registration No.: 005-42548	Date Filed: April 23, 2003

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the tender offer by Apogent Technologies Inc., a Wisconsin corporation, to purchase up to 15,000,000 shares of its common stock, $0.01 par value per share (including associated preferred stock purchase rights), or such lesser number of shares as is properly tendered at a purchase price not greater than $17.50 or less than $15.00 per share. The offer is made on the terms and subject to the conditions set forth in the offer to purchase, dated April 23, 2003, and in the related letter of transmittal, which, as amended or supplemented from time to time in accordance with applicable legal requirements (including as amended or supplemented hereby) together constitute the offer.

This Amendment No. 2 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

On May 22, 2003, Apogent issued a press release announcing the preliminary results of the offer, which expired on May 21, 2003. The press release is included herein as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(E)	Press Release, dated May 22, 2003

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENT TECHNOLOGIES INC.

By:	/s/ MICHAEL K. BRESSON
Michael K. Bresson Executive Vice President—General Counsel and Secretary

Dated: May 22, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(E)	Press Release, dated May 22, 2003